February 9, 2006

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

Re:	SpatiaLight, Inc. (the “Company”), Post Effective Amendments to Registration Statements on Form S-3 (File Nos. 333-122391 and 333-122392)

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Sincerely,

/s/ Robert A. Olins
Robert A. Olins
Chief Executive Officer

cc:
Russell Mancuso, Branch Chief, SEC
Melvin Katz, Esq., Bryan Cave LLP
Eric Rieder, Esq., Bryan Cave LLP
David Hakala, SpatiaLight, Inc.
Andrew Fabian, SpatiaLight, Inc.
Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com